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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Lamson & Sessions Co.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

513696104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 513696104

1.	Name of Reporting Person: John B. Schulze		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 997,115(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 997,115(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 997,115(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.03%

12.	Type of Reporting Person: IN

Page 2 of 5 Pages

CUSIP NO. 513696104

Item 1.

(a)	Name of Issuer:

     The Lamson & Sessions Co.

(b)	Address of Issuer’s Principal Executive Offices:

     25701 Science Park Drive, Cleveland, OH 44122

Item 2.

(a)	Name of Person Filing:

     John B. Schulze

(b)	Address of Principal Business Office, or if None, Residence:

     25701 Science Park Drive, Cleveland, OH 44122

(c)	Citizenship:

     U.S.

(d)	Title of Class of Securities:

     Common Stock

(e)	CUSIP Number:

     Not applicable

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned: 997,115(1)

(b)	Percent of class: 7.03%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 997,115(1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 997,115(1)

(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction:	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Page 3 of 5 Pages

CUSIP NO. 513696104

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

(1) Includes 30,700 shares held by the reporting person’s wife, shares to which reporting person disclaims any beneficial ownership, and option rights for 655,000 shares exercisable within 60 days.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this statement.

Page 4 of 5 Pages

CUSIP NO. 513696104

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2005

/s/ John B. Schulze
Name:	John B. Schulze

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 Pages